Colossul Studios, LLC and Qayinara Animation, Inc.

Consolidated Financial Statements

As of and for the Six-Month Period Ended June 30, 2023

Together with Independent Auditors' Report



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

668 E 12225 S #104
Draper, UT 84020
Phone: 801-750-0605
Fax: 801-326-4730

Independent Auditors' Report

To the Board of Directors
Colossul Studios, LLC and Qayinara Animation, Inc.
Dublin, Ohio

Opinion

We have audited the consolidated financial statements of Colossul Studios, LLC and Qayinara Animation, Inc., which comprise the consolidated balance sheet as of June 30, 2023, and the related consolidated statements of income, equity, and cash flows for the six-month period then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Colossul Studios, LLC and Qayinara Animation, Inc., and the results of their operations and their cash flows for the six-month period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Colossul Studios, LLC and Qayinara Animation, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Colossul Studios, LLC and Qayinara Animation, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Colossul Studios, LLC and Qayinara Animation, Inc.'s internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Draper, UT
August 25, 2023

Colossul Studios, LLC and Qayinara Animation, Inc.
Consolidated Balance Sheet

As of June 30, 2023

Assets

Current assets:

Cash	$	211,305
Total current assets		211,305
Capitalized film production costs		52,052
Total assets	$	263,357

Liabilities and Equity

Current liabilities:

Accounts payable	$	41,515
Related party payable		6,276
Total current liabilities		47,791
Members' equity		
Members' equity		217,288
Noncontrolling interests in consolidated subsidiary		(1,722)
Total members' equity		215,566
Total liabilities and equity	$	263,357

Colossul Studios, LLC and Qayinara Animation, Inc.
Consolidated Statement of Income

For the Six-Month Period Ended June 30, 2023

Startup expenses:		
Marketing	$	27,500
Professional services		6,351
Office expenses		583
Net loss		(34,434)
Net loss attributable to noncontrolling interests		(1,722)
Net loss attributable to controlling interest	$	(32,712)

Colossul Studios, LLC and Qayinara Animation, Inc.
Consolidated Statement of Equity

For the Six-Month Period Ended June 30, 2023

	Members' Equity		Noncontrolling Interests in Consolidated Subsidiary		Total Equity	
Balance, January 1, 2023	$	-	$	-	$	-
Member Contributions		250,000		-		250,000
Net loss		(32,712)		(1,722)		(34,434)
Balance, June 30, 2023	$	217,288	$	(1,722)	$	215,566

Colossul Studios, LLC and Qayinara Animation, Inc.
Consolidated Statement of Cash Flows

For the Six-Month Period Ended June 30, 2023

Cash flows from operating activities:		
Net loss	$	(34,434)
Increase (decrease) in:		
Accounts payable		41,515
Related party payable		6,276
Net cash provided by operating activities		13,357
Cash flow from investing activities:		
Capitalized production costs		(52,052)
Net cash used in investing activities		(52,052)
Cash flow from financing activities:		
Contributions by members		250,000
Net cash provided by financing activities		250,000
Net increase in cash		211,305
Cash as of beginning of six-month period		-
Cash as of end of six-month period	$	211,305

Colossul Studios, LLC and Qayinara Animation, Inc.

Notes to Consolidated Financial Statements

Note 1 - Organization and Nature of Operations

Basis of Presentation - Colossul Studios, LLC, was organized on April 27, 2023 as an Ohio Limited Liability Company and on May 10, 2023, formed Qayinara Animation, LLC, a Delaware Limited Liability Company, as a 95%-owned subsidiary, (collectively "the Company"). On July 11, 2023 Qayinara Animation, LLC changed its name to Qayinara Animation, Inc. and was converted from a Delaware Limited Liability Company to a certified Delaware Corporation. The Company is engaged in the development and production of an animated series entitled "Gabriel and the Guardians" and is in the process of acquiring crowdfunding.

Principles of Consolidation - These consolidated financial statements include the accounts of Colossul Studios, LLC and Qayinara Animation, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Estimates in Financial Statements - The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the valuation of related party investments. Certain of the Company's estimates, including the estimated fair value of related party investments, could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates and assumptions.

Cash and Cash Equivalents - The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Note 3 - Capitalized Film Production Costs

Since its inception the Company has been pursuing the development and production of an animated series entitled "Gabriel and the Guardians". In this development process, the Company has incurred significant fees, licenses, and production expenses. As of June 30, 2023 these developmental expenses and costs amounted to $52,052, and are reported in these financial statements as capitalized film production costs. The Company will amortize the capitalized film production costs over the estimated life of the show.

Note 4 - Related Party Transactions

During the period ended June 30, 2023 certain expenses in the amount of $6,276 were paid for by an owner of the company and another company with common ownership. The amounts paid for by the related parties are currently due to the related parties and are recorded in these financial statements as related party payables.

During the period ended June 30, 2023 Colossul Studios, LLC issued a note payable to Qayinara Animation, Inc. for an amount up to $250,000, of which $240,000 is disbursed. The note carries an interest rate of 8.5% per year and is due in June 2028. The note has been eliminated upon consolidation of the financial statements.

Note 5 - Collaborative Agreement

On April 20, 2023 Qayinara Animation, LLC (now Qayinara Animation, Inc.) entered into a collaborative agreement, subject to US GAAP, with Angel Studios to access Angel Studios' distribution channels. The agreement transferred certain rights pertaining to the "Gabriel and the Guardians" series to Angel Studios in exchange for Angel Studios paying advertising and other costs, and sharing revenue with the Qayinara Animation, LLC (now Qayinara Animation, Inc.), as set forth in further detail in the parties' Content Distribution Agreement. As of June 30, 2023, the development and production of "Gabriel and the Guardians" had not yet been completed. Accordingly, no transactions relating to the collaborative agreement are reflected in these financial statements.

Colossul Studios, LLC and Qayinara Animation, Inc.

Notes to Consolidated Financial Statements (continued)

Note 6 - Member Units

Series Seed preferred units and Non-voting CF preferred units, or preferred units, are similar to common units of ownership with each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, preferred units differ from common units in the following ways. Preferred units do not carry a right to vote or participate in any meetings of the Company, and preferred units include a right to receive distributions on a pro rata basis of initial capital contributions before payment of common unit distributions. As of June 30, 2023 5,000,000 Series Seed preferred units units have been authorized. For Non-voting CF preferred units, 5,000,000 units have been authorized as of June 30, 2023.

Common units are units of ownership in the Company with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. As of June 30, 2023 12,000,000 common units have been authorized.

Note 7 - Subsequent Events

Subsequent to June 30, 2023, the Company will begin its first round of crowdfunding. The success of the crowdfunding will determine the amount of equity funding the Company will receive towards producing the "Gabriel and the Guardians" series.

On August 15, 2023 the Company entered into a Series Seed Preferred Stock Agreement with Angel Acceleration Master Fund for the purchase of 2,500,000 units of Series Seed Preferred Stock in the amount of $1,000,000.

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through August 25, 2023, which is the date the financial statements were available to be issued and determined there are no other subsequent events to disclose.



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

668 E 12225 S #104
Draper, UT 84020
Phone: 801-750-0605
Fax: 801-326-4730

<u>Independent Auditors' Report on Supplemental Information</u>

To the Board of Directors

The supplemental information as of and for the six-month period ended June 30, 2023 contained in the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. This supplemental information is the representation of management.

The supplemental information contained in the following schedules was subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.

In our opinion, the supplemental information as of and for the six-month period ended June 30, 2023 contained in the following schedules, is fairly stated in all material respects in relation to the financial statements as a whole.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Draper, Utah
August 25, 2023

Colossul Studios, LLC and Qayinara Animation, Inc.
Supplemental Schedule I
Consolidating Balance Sheets
As of June 30, 2023

	Colossul Studios, LLC	Qayinara Animation, Inc.	Eliminating Entries	Consolidated
Assets				
Current assets:				
Cash	$ 10,010	$ 201,295	$ -	$ 211,305
Total current assets	10,010	201,295	-	211,305
Intercompany notes receivable	240,000	-	(240,000)	-
Capitalized film production costs	-	52,052	-	52,052
Total assets	$ 250,010	$ 253,347	$ (240,000)	$ 263,357
Liabilities and Equity				
Current liabilities:				
Accounts payable	$ 10	$ 41,505	$ -	$ 41,515
Related party payable	-	6,276	-	6,276
Total current liabilities	10	47,781	-	47,791
Intercompany notes payable		240,000	(240,000)	-
Total liabilities	10	287,781	(240,000)	47,791
Members' equity				
Members' equity	250,000	(32,712)	-	217,288
Noncontrolling interests in consolidated subsidiary	-	(1,722)	-	(1,722)
Total equity	250,000	(34,434)	-	215,566
Total liabilities and equity	$ 250,010	$ 253,347	$ (240,000)	$ 263,357

See independent auditors' report on Supplemental Information
10

Colossul Studios, LLC and Qayinara Animation, Inc.
Supplemental Schedule II
Consolidating Statements of Income
For the Six-Month Period Ended June 30, 2023

	Colossul Studios, LLC	Qayinara Animation, Inc.	Eliminating Entries	Consolidated
Startup expenses:				
Marketing	$ -	$ 27,500	$ -	$ 27,500
Professional services	-	6,934		6,934
Office expenses	-	583	-	583
Net loss	-	(34,434)	-	(34,434)
Net loss attributable to noncontrolling interests	-	(1,722)		(1,722)
Net loss attributable to controlling interest	$ -	$ (32,712)	$ -	$ (32,712)